Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM AMENDS DEBT FACILITY AGREEMENT
WITH HERCULES

- Company Improves Financial Flexibility -

LAVAL, Quebec (June 25, 2009) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced it has amended its debt facility agreement with Hercules Technology Growth Capital, Inc. (NASDAQ: HTGC).

Based on regulatory approval and recent launch of its once-daily tramadol product in the United States, the Company has been able to establish more favourable repayment terms.  Under the amended agreement, Labopharm has extended the date required to begin repaying the loan to July 1, 2010 from July 1, 2009, and the maturity date of the loan has been extended to June 1, 2012 from December 1, 2011.  In consideration of the revised repayment terms, Labopharm will not draw down the remaining US$5 million of the US$25 million facility.

The amended agreement provides Labopharm with greater financial flexibility as the Company continues to transition to a commercial entity.  The amendments will result in lower interest expense in 2009 and will provide additional liquidity through 2010 and 2011, strengthening the Company's balance sheet as commercial sales of its once-daily tramadol product increase following the recent U.S. launch.  The remaining portion of the Warrant granted to HTGC under the terms of the original agreement vested at the completion of the amendment.  All other terms of the agreement remain unchanged.

Labopharm also announced that it has entered into a $2.6 million credit facility with the National Bank of Canada (the ''ABCP Facility'').  This facility, which has a term of three years, is in furtherance of a previously announced agreement with the National Bank of Canada to borrow an amount of up to 45% of the principal value of the notes issued to the Company in the context of the restructuring of the Canadian asset-backed commercial paper, which amount the Company can, under certain conditions, repay at maturity by delivering the notes to the bank.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets, and Australia, among others. The Company’s second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world  if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com